UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 21, 2015
Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three months ended March 31, 2015. On April 21, 2015, Credit Suisse Group AG (Group) announced its results for such three month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended except, in the case of both (i) and (ii), the section entitled “Dear shareholders” of the Earnings Release.
The 1Q15 Credit Suisse Financial Report as of and for the three months ended March 31, 2015 will be published on or about April 30, 2015.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information
Selected financial data
Condensed consolidated statements of operations
in	1Q15	1Q14	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,363	4,316	1
Interest expense	(2,312)	(2,237)	3
Net interest income	2,051	2,079	(1)
Commissions and fees	2,925	3,227	(9)
Trading revenues	1,406	669	110
Other revenues	157	769	(80)
Net revenues	6,539	6,744	(3)
Provision for credit losses	20	19	5
Compensation and benefits	2,955	3,004	(2)
General and administrative expenses	1,754	1,706	3
Commission expenses	389	366	6
Total other operating expenses	2,143	2,072	3
Total operating expenses	5,098	5,076	0
Income from continuing operations before taxes	1,421	1,649	(14)
Income tax expense	449	521	(14)
Income from continuing operations	972	1,128	(14)
Income from discontinued operations, net of tax	0	15	(100)
Net income	972	1,143	(15)
Net income/(loss) attributable to noncontrolling interests	(16)	363	–
Net income attributable to shareholders	988	780	27
of which from continuing operations	988	765	29
of which from discontinued operations	0	15	(100)

Condensed consolidated balance sheets
end of	1Q15	4Q14	% change
Assets (CHF million)
Cash and due from banks	85,930	78,000	10
Interest-bearing deposits with banks	4,248	4,104	4
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	145,259	163,208	(11)
Securities received as collateral	28,106	26,854	5
Trading assets	235,783	241,313	(2)
Investment securities	2,646	2,379	11
Other investments	7,754	8,467	(8)
Net loans	254,512	255,928	(1)
Premises and equipment	4,321	4,441	(3)
Goodwill	7,625	7,766	(2)
Other intangible assets	220	249	(12)
Brokerage receivables	45,382	41,629	9
Other assets	66,335	70,511	(6)
Total assets	888,121	904,849	(2)
Liabilities and equity (CHF million)
Due to banks	27,625	26,506	4
Customer deposits	353,319	357,569	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	66,140	70,119	(6)
Obligation to return securities received as collateral	28,106	26,854	5
Trading liabilities	69,775	72,667	(4)
Short-term borrowings	27,577	25,921	6
Long-term debt	170,632	172,947	(1)
Brokerage payables	55,229	56,977	(3)
Other liabilities	45,289	50,648	(11)
Total liabilities	843,692	860,208	(2)
Total shareholder's equity	42,849	42,895	0
Noncontrolling interests	1,580	1,746	(10)
Total equity	44,429	44,641

Total liabilities and equity	888,121	904,849	(2)
BIS statistics (Basel III)
end of	1Q15	4Q14	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	37,979	40,853	(7)
Total tier 1 capital	45,927	47,114	(3)
Total eligible capital	55,971	58,111	(4)
Capital ratios (%)
CET1 ratio	13.5	14.4	–
Tier 1 ratio	16.4	16.6	–
Total capital ratio	19.9	20.5	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital
Comparison of selected operations statement information
	Bank		Group
in	1Q15	1Q14	1Q15	1Q14
Statements of operations (CHF million)
Net revenues	6,539	6,744	6,647	6,829
Total operating expenses	5,098	5,076	5,106	5,052
Income from continuing operations before taxes	1,421	1,649	1,511	1,743
Income from continuing operations	972	1,128	1,034	1,200
Net income attributable to shareholders	988	780	1,054	859
of which from continuing operations	988	765	1,054	844
Comparison of selected balance sheet information
	Bank		Group
end of	1Q15	4Q14	1Q15	4Q14
Balance sheet statistics (CHF million)
Total assets	888,121	904,849	904,390	921,462
Total liabilities	843,692	860,208	860,105	876,461

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 1Q15

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG
 (Registrant)

Date: April 21, 2015
By:
/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer